UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

GENMARK DIAGNOSTICS, INC.

(Name of Subject Company)

GERONIMO ACQUISITION CORP.

A wholly owned subsidiary of

ROCHE HOLDINGS, INC.

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

372309104

(CUSIP Number of Class of Securities)

Bruce Resnick

Roche Holdings, Inc.

1 DNA, MS #24,

South San Francisco, CA 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sharon R. Flanagan

John H. Butler

Sidley Austin LLP

555 California Street

San Francisco, California 94104

Telephone: (415) 772-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,831,626,346	$199,830

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Value was calculated by adding (i) the product of (A) 73,596,658 outstanding shares (“Shares”) of common stock of GenMark Diagnostics, Inc. (“GenMark”), and (B) $24.05 (the “Offer Price”); (ii) the product of (A) 693,995 Shares subject to issuance pursuant to outstanding GenMark stock options and (B) $12.71, which is the difference between the $24.05 per share tender offer price and $11.34, the average weighted exercise price of such options (all of which are “in-the-money”); (iii) the product of (A) outstanding restricted stock units in respect of 3,439,519 Shares subject to such restricted stock units (with any applicable performance conditions deemed to be achieved at maximum performance) and (B) the Offer Price; and (iv) the product of (A) 52,009 Shares which are estimated to be subject to outstanding purchase rights under the Company’s employee stock purchase price and (B) the Offer Price. The foregoing figures have been provided by GenMark to the offerors as of March 19, 2021, the most recent practicable date.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction valuation by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$199,830	Filing Party:	Roche Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	March 25, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) to the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) amends and supplements the statement originally filed on March 25, 2021 by Roche Holdings, Inc., a Delaware corporation (“Parent”), and Geronimo Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”). This Amendment No. 1 and the Schedule TO relate to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of GenMark Diagnostics, Inc., a Delaware corporation (“GenMark”), at a purchase price of $24.05 per Share, net to the seller in cash, without interest and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with any amendments or supplements thereto from time to time, constitutes the “Offer”). The initial expiration date of the Offer is at 12:00 midnight, Eastern Time, at the end of the day on Wednesday, April 21, 2021, unless the offer is extended or earlier terminated as permitted by the Merger Agreement and applicable law.

Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings ascribed to them in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

Items 1 through 9, and Item 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The section under the heading “16. Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by inserting after the last paragraph of such section the following new subsection:

“Litigation Related to the Merger

On March 29, 2021, Plaintiff Ernest Mancini (“Plaintiff Mancini”) filed a lawsuit captioned Ernest Mancini v. GenMark Diagnostics, Inc., et al., No. 1:21-cv-466, against GenMark, its directors Kevin C. O’Boyle, Daryl J. Faulkner, James Fox, Lisa Giles and Michael Kagnoff (collectively, the “Individual Defendants”), Parent and Purchaser (with Parent, Purchaser, GenMark and the Individual Defendants, collectively the “Defendants”) in the United States District Court for the District of Delaware. On April 6, 2021, Plaintiff Alex Ciccotelli (“Plaintiff Ciccotelli”) filed a lawsuit captioned Alex Ciccotelli v. GenMark Diagnostics, Inc., et al., No. 2:21-cv-01626, against Defendants in the United States District Court for the Eastern District of Pennsylvania. In these complaints, Plaintiffs Mancini and Ciccotelli allege that the Defendants violated Sections 14(d)(4) and 14(e) of the Exchange Act and the SEC Rule 14a-9, and that the Individual Defendants, Parent, and Purchaser violated Section 20(a) of the Exchange Act, based upon alleged material misstatements or omissions in the Recommendation Statement relating to (a) the GenMark financial projections made in connection with Parent and Purchaser’s proposed acquisition of GenMark (the “Proposed Transaction”), (b) the financial analysis of J.P. Morgan, (c) the existence of nondisclosure agreements with certain provisions, and/or (d) the existence of or purported potential conflicts of interest concerning the Proposed Transaction. The complaints include demands for, among other things, an injunction preventing the Defendants from closing the Proposed Transaction, or rescinding or setting aside the Proposed Transaction or awarding rescission damages to Plaintiffs if the Proposed Transaction is consummated. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complaints, which are attached hereto as Exhibit (a)(5)(vi) and Exhibit (a)(5)(xiii), and are incorporated herein by reference.

Six additional cases have been filed which name as defendants GenMark and the Individual Defendants only. On March 26, 2021, Plaintiff Shiva Stein (“Plaintiff Stein”) filed a lawsuit captioned Shiva Stein v. GenMark Diagnostics, Inc., et al., No. 1:21-cv-00454-MN , and on April 5, 2021, Plaintiff Anthony Franchi (“Plaintiff Franchi”) filed a lawsuit captioned Anthony Franchi v. GenMark Diagnostics, Inc., et al., (case number not yet assigned), both in the United States District Court for the District of Delaware. On March 31, 2021, Plaintiff Dennis Evangelista (“Plaintiff Evangelista”) filed a lawsuit captioned Dennis Evangelista v. GenMark Diagnostics, Inc., et al., No. 21CV0567-BEN-JLB, and on April 2, 2021, Plaintiff Bryan Anderson (“Plaintiff Anderson”) filed a lawsuit captioned Bryan Anderson v. GenMark Diagnostics, Inc., et al., No. 21CV0576-BEN-JLB, both in the United States District Court for the Southern District of California. On April 5, 2021, Plaintiff Rick Turpin (“Plaintiff Turpin”) filed a lawsuit captioned Rick Turpin v. GenMark Diagnostics, Inc., et al., 1:21-cv-01840 in United States District Court for the Eastern District of New York. On April 6, 2021, Plaintiff Allan Wanamaker (“Plaintiff Wanamaker”) filed a lawsuit captioned Allan Wanamaker v. GenMark Diagnostics, Inc., et al., No. 1:21-cv-02909 in United States District Court for the Southern District of New York. In these complaints, Plaintiffs Stein, Franchi, Evangelista, Anderson, Turpin, and Wanamaker allege that GenMark and the Individual Defendants violated Sections 14(d)(4) and 14(e) of the Exchange Act and the SEC Rule 14a-9, and that the Individual Defendants violated Section 20(a) of the Exchange Act, based upon alleged material misstatements or omissions in the Recommendation Statement relating to (a) the financial projections made in connection with the Proposed Transaction, (b) the financial analysis of J.P. Morgan, (c) the existence of nondisclosure agreements with certain provisions, and/or (d) background, process, and/or purported potential conflicts of interest concerning the Proposed Transaction. The complaints include demands for, among other things, an injunction preventing the Defendants from closing the Proposed Transaction. Plaintiffs Stein, Franchi, Anderson and Turpin alternatively demand rescinding the Proposed Transaction or awarding rescission damages to Plaintiffs if the Proposed Transaction is consummated. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complaints, which are attached hereto as Exhibits (a)(5)(vii) through (a)(5)(xii) and are incorporated herein by reference.

Additional lawsuits may be filed against GenMark, Parent or Purchaser and/or any of their respective affiliates or directors in connection with the transactions contemplated by the Merger Agreement.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(5)(vi)	Complaint filed by Ernest Mancini, on March 29, 2021, in the United States District Court, District of Delaware.

(a)(5)(vii)	Complaint filed by Shiva Stein, on March 26, 2021, in the United States District Court, District of Delaware.

(a)(5)(viii)	Complaint filed by Dennis Evangelista, on March 31, 2021, in the United States District Court, District of Southern California.

(a)(5)(ix)	Complaint filed by Bryan Anderson, on April 2, 2021, in the United States District Court, District of Southern California.

(a)(5)(x)	Complaint filed by Anthony Franchi, on April 5, 2021, in the United States District Court, District of Delaware.

(a)(5)(xi)	Complaint filed by Rick Turpin, on April 5, 2021, in the United States District Court, Eastern District of New York.

(a)(5)(xii)	Complaint filed by Allan Wanamaker, on April 6, 2021, in the United States District Court, Southern District of New York.

(a)(5)(xiii)	Complaint filed by Alex Ciccotelli, on April 6, 2021, in the United States District Court, Eastern District of Pennsylvania.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 6, 2021

GERONIMO ACQUISITION CORP.

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	Vice President, Treasurer and Assistant Secretary

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	Vice President

Exhibit Index

Exhibit No.	Description

(a)(1)(i)†	Offer to Purchase, dated as of March 25, 2021.

(a)(1)(ii)†	Letter of Transmittal (including IRS Form W-9).

(a)(1)(iii)†	Notice of Guaranteed Delivery.

(a)(1)(iv)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)†	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)†	Summary Advertisement as published in the Wall Street Journal on March 25, 2021.

(a)(5)(i)†	Joint Media Release issued by Roche and GenMark on March 15, 2021 (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on March 15, 2021).

(a)(5)(ii)†	Q&A Acquisition of GenMark Diagnostics, Inc. dated March 15, 2021 (incorporated by reference to Exhibit 99.2 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on March 15, 2021).

(a)(5)(iii)†	Social media content by F. Hoffmann-La Roche Ltd on www.twitter.com (incorporated by reference to Exhibit 99.2 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on March 15, 2021).

(a)(5)(iv)†	Social media content by Roche Diagnostics on www.twitter.com (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on March 17, 2021).

(a)(5)(v)†	Social media content by F. Hoffmann-La Roche Ltd on www.twitter.com (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on March 18, 2021).

(a)(5)(vi)*	Complaint filed by Ernest Mancini, on March 29, 2021, in the United States District Court, District of Delaware.

(a)(5)(vii)*	Complaint filed by Shiva Stein, on March 26, 2021, in the United States District Court, District of Delaware.

(a)(5)(viii)*	Complaint filed by Dennis Evangelista, on March 31, 2021, in the United States District Court, District of Southern California.

(a)(5)(ix)*	Complaint filed by Bryan Anderson, on April 2, 2021, in the United States District Court, District of Southern California.

(a)(5)(x)*	Complaint filed by Anthony Franchi, on April 5, 2021, in the United States District Court, District of Delaware.

(a)(5)(xi)*	Complaint filed by Rick Turpin, on April 5, 2021, in the United States District Court, Eastern District of New York.

(a)(5)(xii)*	Complaint filed by Allan Wanamaker, on April 6, 2021, in the United States District Court, Southern District of New York.

(a)(5)(xiii)*	Complaint filed by Alex Ciccotelli, on April 6, 2021, in the United States District Court, Eastern District of Pennsylvania.

(b)	Not applicable.

(d)(1)†	Agreement and Plan of Merger, dated as of March 12, 2021, among Roche Holdings, Inc., Geronimo Acquisition Corp. and GenMark Diagnostics, Inc. (incorporated by reference to Exhibit 2.1 of the GenMark Diagnostics, Inc. Current Report on Form 8-K (File No. 001-34753) filed with the Commission on March 15, 2021).

(d)(2)†	Confidentiality Agreement, dated as of February 19, 2020, as amended as of February 1, 2021, between Roche Holdings, Inc. and GenMark Diagnostics, Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith
†	Previously filed.